Nintendo Co., Ltd.
11-1 Kamitoba Hokotate-cho
Minami-ku, Kyoto 601-8501
JAPAN
Phone: 81-75-662-9614
Fax: 81-75-662-9544

RECEIVED
2008 DEC -8 A 8:27
OFFICE OF INTERNATIONAL CORPORATE FINANCE

08006168

December 5, 2008

SUPPL

By International Courier

Securities and Exchange Commission
Office of International Corporate Finance
Mail Stop 3628
100 F Street, N.E.
Washington, D.C. 20549

Re: Nintendo Co., Ltd.
Materials pursuant to Rule 12g3-2(b) Exemption
File Number 82-2544

Dear Ladies and Gentlemen:

Enclosed please find the following document of Nintendo Co., Ltd. pursuant to Rule 12g3-2(b) of the Exchange Act.

- Semi-Annual Report for Six Months Ended September 30, 2008

In the event of any questions or requests for additional information, please do not hesitate to contact the undersigned at 011-81-75-662-9614, Andrew Bor of Perkins Coie LLP at (206) 359-8577 or Alvaro Alvarez of Perkins Coie LLP at (206)359-6167.

Very truly yours,

NINTENDO CO., LTD.

PROCESSED
DEC 11 2008
THOMSON REUTERS

Kenichi Sugimoto
Enclosure

SEMI-ANNUAL REPORT

FOR SIX MONTHS ENDED SEPTEMBER 30, 2008

NINTENDO CO., LTD.

TO OUR SHAREHOLDERS

Satoru Iwata
President

We are deeply grateful for your dedicated support.

The following is an outline of Nintendo's financial results from April 1, 2008 through September 30, 2008.

Business Progress and Results

Net sales for this six-month period ended September 30, 2008 were 836.8 billion yen. Operating income, income before income taxes and extraordinary items and net income were 252.1 billion yen, 237.3 billion yen and 144.8 billion yen, respectively.

With respect to sales by business category, within the electronic entertainment products division, in the hand-held device business, "Nintendo DS" continued to enjoy robust sales in the US and Europe compared with the same period a year ago. Worldwide unit sales of "Nintendo DS" hardware were 13.73 million units for the first six months of this fiscal year and have reached 84.33 million units life-to-date. "Nintendo DS" software, "Pokémon Platinum" was released in Japan and sales exceeded one million units in the first three days immediately after launch. "Pokémon Mystery Dungeon: Explorers of Darkness/Explorers of Time" was released in the US and Europe and made a strong contribution to sales in the category. In addition, licensee titles which sold over one million units also increased. Worldwide sales of "Nintendo DS" software were 85.02 million units in the first six months of this year and have reached 454.63 million units life-to-date.

In the console business, "Wii" hardware has displayed increasing popularity in the US and Europe and has sold a total of 10.1 million units worldwide in the first two quarters of this year and 34.55 million units life-to-date. Regarding "Wii" software, "Mario Kart Wii", which allows players to feel as if they were actually driving with a wheel shaped "Wii Wheel" controller, and "Wii Fit", which allows players to enjoy exercise with their families, had favorable receptions. In addition, long-term selling titles such as "Wii Play", various licensee titles, as well as various other types of games have continued to enjoy robust sales. Thus, worldwide sales of "Wii" software in the first six months were 81.41 million units, a large increase from the same period in 2007. "Wii" software sales have reached 229.85 million units life-to-date.

Net sales in the electronic entertainment products division were 835.4 billion yen, while sales in the other products division (playing cards, karuta, etc.) were 1.4 billion yen.

Future Prospects

Nintendo will continue to pursue expansion of the gaming audience and provide products that offer unique entertainment that puts smiles on the faces of people of all ages and genders.

"Nintendo DSi", a new handheld device with enhanced memory capacity was launched in Japan on November 1st, 2008 in an attempt to reach the ultimate goal of "One DS per person" or in other words "My DS". Regarding "Wii", Nintendo continues to develop peripheral equipment which will enable people to experience new ways of having fun. In addition, Nintendo is developing new software titles that will appeal to both novice and veteran game players.

Nintendo will continue to strive to expand its business. Your continued support and cooperation is greatly appreciated.

Notice of interim (end of second quarter) dividend

The interim dividend per share has been set based upon the previous year's result and the level of minimum annual dividend. In recent years, due to the increase of the annual dividend, a large difference has developed between the interim dividend per share and the year-end dividend per share. As a result, a new interim dividend policy has been implemented effective with the fiscal year ending March 31, 2009. Under the new policy, the dividend will be established at 33% of consolidated operating income divided by the total number of outstanding shares, excluding treasury stock, as of the end of the 2nd quarter rounded up to the 10 yen digit.
As a result, the interim dividend per share is 660 yen.

Transition of dividend per share



(yen)
Year-end Dividend
Interim Dividend
2,000
1,500
1,000
500
0
320
70
620
70
1,120
140
970
(forecast)※
660
05.4~06.3
06.4~07.3
07.4~08.3
08.4~09.3

※The year-end dividend per share for the fiscal year ending March 31, 2009 is based on the forecast as of October 30, 2008 and is subject to change, depending on the actual earnings result.

CONSOLIDATED BALANCE SHEETS

Description \ Date	As of Sept. 30, 2008	As of Mar. 31, 2008
	Amount	Amount
(Assets)	million yen	million yen
Current assets	**1,676,557**	**1,646,834**
Cash and deposits	837,930	899,251
Notes and trade accounts receivable	157,767	147,787
Securities	326,615	353,070
Finished goods	164,971	92,617
Goods in process	611	200
Raw materials and supplies	14,006	12,023
Other current assets	178,434	144,060
Allowance for doubtful accounts	(3,781)	(2,176)
Fixed assets	**155,594**	**155,655**
Property, plant, and equipment	**57,305**	**55,150**
Intangible fixed assets	**1,884**	**2,009**
Investments and other assets	**96,404**	**98,495**
Total assets	**1,832,151**	**1,802,490**

Description \ Date	As of Sept. 30, 2008 Amount	As of Mar. 31, 2008 Amount
(Liabilities)	million yen	million yen
Current liabilities	**594,312**	**567,222**
Notes and trade accounts payable	358,573	335,820
Accrued income taxes	115,482	112,450
Allowances	2,207	1,848
Other current liabilities	118,049	117,103
Non-current liabilities	**9,371**	**5,293**
Non-current accounts payable	4,692	4,506
Other non-current liabilities	4,679	786
Total liabilities	**603,684**	**572,516**
(Net assets)		
Owners' equity	**1,248,430**	**1,245,951**
Common stock	10,065	10,065
Additional paid-in capital	11,688	11,640
Retained earnings	1,383,101	1,380,430
Treasury stock	(156,425)	(156,184)
Valuation and translation adjustments	**(20,077)**	**(16,077)**
Unrealized gains on other securities	4,758	5,418
Translation adjustments	(24,835)	(21,495)
Minority interests	**114**	**98**
Total net assets	**1,228,466**	**1,229,973**
Total liabilities and net assets	**1,832,151**	**1,802,490**

CONSOLIDATED STATEMENTS OF INCOME

Description / Period	Six months ended Sept. 30, 2008 Amount	Six months ended Sept. 30, 2007 Amount
	million yen	million yen
Net sales	836,879	694,803
Cost of sales	469,831	413,048
Gross margin	**367,048**	**281,754**
Selling, general, and administrative expenses	114,864	92,969
adevertisement expenses	59,727	46,335
research and development expenses	18,468	18,084
Other	36,668	28,550
Operating income	**252,183**	**188,784**
Other income	**20,528**	**27,259**
Interest income	18,862	20,891
Other	1,665	6,367
Other expenses	**35,404**	**666**
Sales discount	351	510
Foreign exchange losses	33,584	-
Other	1,468	156
Income before income taxes and extraordinary items	**237,306**	**215,376**
Extraordinary gains	**1,959**	**3,885**
Reversal of unrealized losses on investments in securities	1,730	-
Other	228	3,885
Extraordinary losses	**92**	**1,623**
Losses on disposal of fixed assets	49	16
Unrealized losses on investments in securities	43	1,606
Income before income taxes and minority interests	**239,172**	**217,639**
Provision for income taxes and enterprise taxes	127,417	97,398
Income taxes deferred	(33,088)	(12,103)
Minority interests	15	(76)
Net income	**144,828**	**132,421**

Consolidated Statements of Cash Flows

million yen

Description \ Period	Six months ended Sept. 30, 2008 Amount	Six months ended Sept. 30, 2007 Amount
I Cash flows from operating activities:		
Income before income taxes and minority interests	239,172	217,639
Depreciation and amortization	3,911	3,474
Interest and dividends income	(19,007)	(21,122)
Foreign exchange losses (gains)	31,417	(1,051)
Decrease (increase) in notes and trade accounts receivable	(4,773)	(62,915)
Decrease (increase) in inventories	(86,559)	(45,850)
Increase (decrease) in notes and trade accounts payable	8,282	(4,136)
Increase (decrease) in consumption taxes payable	(1,418)	(1,279)
Other, net	(5,152)	16,909
Interest and dividends received	19,225	20,561
Interest paid	(0)	(0)
Income taxes paid	(122,003)	(96,379)
Net cash provided by (used in) operating activities	**62,825**	**25,848**
II Cash flows from investing activities:		
Increase in time deposits	(115,171)	(112,534)
Decrease in time deposits	77,758	66,477
Payments for acquisition of securities	(326,919)	(306,694)
Proceeds from sales and redemption of securities	286,310	471,678
Payments for acquisition of property, plant and equipment	(4,146)	(4,037)
Payments for investments in securities	(6,124)	(14,327)
Other, net	16	6,432
Net cash provided by (used in) investing activities	**(88,277)**	**106,995**
III Cash flows from financing activities:		
Cash dividends paid	(143,052)	(79,190)
Other, net	(193)	(342)
Net cash provided by (used in) financing activities	**(143,245)**	**(79,533)**
IV Effect of exchange rate changes on cash and cash equivalents	**(22,917)**	**4,509**
V Net increase (decrease) of cash and cash equivalents	**(191,615)**	**57,820**
VI Cash and cash equivalents - Beginning	**1,103,542**	**688,737**
VII Cash and cash equivalents - Ending	**911,926**	**746,557**

・<Consolidated Sales Units Information>

sales units in ten thousands
number of new titles released

Hardware	Segment		Six months Apr. - Sept. '08	Six months Apr. - Sept. '07	Twelve months Apr. '07 - Mar. '08	Life-to-date Sept. '08
Nintendo DS	Hardware	Japan	132	368	636	2,371
		The Americas	524	432	1,065	2,763
		Other	717	535	1,330	3,299
		Total	**1,373**	**1,335**	**3,031**	**8,433**
	Software	Japan	1,375	2,001	3,989	12,875
		The Americas	3,640	2,440	6,517	15,959
		Other	3,488	3,109	8,056	16,628
		Total	**8,502**	**7,550**	**18,562**	**45,463**
	The number of software titles	Japan	214	207	458	1,117
		The Americas	172	121	295	739
		Other	202	138	342	806
Wii	Hardware	Japan	101	167	390	691
		The Americas	458	309	824	1,519
		Other	451	257	647	1,245
		Total	**1,010**	733	**1,861**	**3,455**
	Software	Japan	570	577	1,494	2,676
		The Americas	4,288	1,900	6,488	12,225
		Other	3,283	1,220	3,979	8,084
		Total	**8,141**	**3,697**	**11,960**	**22,985**
	The number of software titles	Japan	42	36	115	195
		The Americas	96	67	194	337
		Other	79	47	184	308

Note

1 The number of software titles-Other consist of new titles released in the European and Australian markets.

2 Sales units, number of new titles figures for Wii do not include quantity of the Virtual Console and WiiWare.

<Stock Status> (as of September 30, 2008)

1 Number of shares authorized 400,000,000
2 Number of shares outstanding 141,669,000
3 Number of shareholders 33,835

4 Major shareholders

Shareholders' name	Share ownership	Ratio of shareholding
	hundred shares	%
Hiroshi Yamauchi	141,650	10.00
The Bank of Kyoto, Ltd.	63,856	4.51
Japan Trustee Services Bank, Ltd. (Trust Account)	55,131	3.89
The Nomura Trust and Banking Co., Ltd. (The Bank of Tokyo-Mitsubishi UFJ,Ltd. Pension and Severance Payments Trust Account)	47,647	3.36
Mellon Bank Treaty Clients Omnibus	43,660	3.08
The Master Trust Bank of Japan, Ltd. (Trust Account)	40,468	2.86
Japan Trustee Services Bank, Ltd. (Trust Account 4G)	37,843	2.67
The State Street Bank and Trust Company	36,649	2.59
Japan Trustee Services Bank, Ltd. (Resona Trust & Banking, Co., Ltd. Re-entrustment Portion and Resona Bank, Ltd. Retirement Allowance Trust Account)	35,000	2.47
The Chase Manhattan Bank NA London SL Omnibus Account	21,570	1.52

Note: The Company owns 137,827 hundred treasury shares (excluded from the major shareholders' list above).

Ownership and Distribution of Shares


Treasury Shares
(1 person)
13,782,784 shares
9.73%
Japanese Individuals and others
(31,801 persons)
21,124,691shares
14.91%
Japanese Securities Firms
(83 persons)
1,205,913 shares
0.85%
Japanese Financial Institutions
(192 persons)
37,303,336shares
26.33%
Foreign Institutions and
Individuals
(1,067 persons)
65,131,556 shares
45.98%
Other Japanese Corporations
(691 persons)
3,120,720 shares
2.20%

＜Directors and Auditors＞ (as of September 30, 2008)

Position	Name	Major responsibility
President (Representative Director)	Satoru Iwata	
Senior Managing Director (Representative Director)	Yoshihiro Mori	General Manager of Corporate Analysis & Administration Division
	Shinji Hatano	General Manager of Marketing Division
	Genyo Takeda	General Manager of Integrated Research & Development Division
	Shigeru Miyamoto	General Manager of Entertainment Analysis & Development Division
	Nobuo Nagai	General Manager of Research & Engineering Division
Managing Director	Masaharu Matsumoto	General Manager of Finance & Information Systems Division General Manager of Finance Department
	Eiichi Suzuki	General Manager of International Division
Director	Kazuo Kawahara	General Manager of Tokyo Branch Office General Manager of Administration Department of Tokyo Branch Office
	Tatsumi Kimishima	Chairman(CEO) of Nintendo of America Inc.
	Takao Ohta	General Manager of Manufacturing Division
	Kaoru Takemura	General Manager of Personnel Division General Manager of Personnel Department
	Koji Yoshida	General Manager of General Affairs Division General Manager of General Affairs Department
Corporate Auditor	Ichiro Nakaji	
	Minoru Ueda	
	Yoshiro Kitano ※	Certified Public Accountant
	Katsuo Yamada ※	Certified Tax Accountant (zeirishi) Representative partner, Shijo Accounting and Tax Accounting Corporation
	Naoki Mizutani ※	Attorney-at-Law, Patent Attorney; Visiting Professor, Graduate School of the Tokyo Institute of Technology; Visiting Professor, Senshu University School of Law

Note: ※ outside corporate auditors

COMPANY PROFILE AND INFORMATION TO SHAREHOLDERS

Name of the Company	Nintendo Co., Ltd.
Date of company founding	September 23, 1889
Date of establishment	November 20, 1947
Common stock	10,065,400,000 yen
Head office	11-1 Kamitoba hokotate-cho, Minami-ku, Kyoto 601-8501, Japan Tel: 075-662-9600
Domestic office locations	Tokyo, Osaka, Nagoya, Okayama, Sapporo
Principal subsidiaries	Nintendo of America Inc. (United States of America) Nintendo of Europe GmbH (Germany) Nintendo France S.A.R.L. (France) Nintendo Benelux B.V. (The Netherlands) Nintendo Australia Pty. Ltd. (Australia) Nintendo of Korea Co., Ltd. (South Korea)
Number of employees	3,977 (consolidated basis)
General meeting of shareholders	Annual general meeting: To be held every year in June Extraordinary general meeting: To be held in case of necessity
Stock trading unit	100 shares
Record date/ Year-end dividends	March 31
Record date/ Interim dividends	September 30
Public notices	Electronic public notices (http://www.nintendo.co.jp/ir/index.html) Provided, however, that if the Company is unable to issue an electronic public notice due to an accident or any other unavoidable reason, public notices of the Company shall be issued in Nihon Keizai Shimbun.
Administrator of shareholder list	The Chuo Mitsui Trust and Banking Company, Limited 3-33-1, Shiba, Minato-ku, Tokyo
Administrative office	The Chuo Mitsui Trust and Banking Company, Limited Osaka Branch 2-2-21, Kitahama, Chuo-ku, Osaka 541-0041 A toll-free number: 0120-78-2031
Contact offices	All the domestic head office and branch offices of The Chuo Mitsui Trust and Banking Company, Limited All the domestic branch offices and representative offices of Japan Securities Agent, Ltd.

END